Algonquin Power & Utilities Corp. Announces
Appointment of Robert Stefani as Chief Financial Officer

OAKVILLE, Ontario – November 7, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) today announced the appointment of Robert J. Stefani as Chief Financial Officer, effective January 5, 2026.
Mr. Stefani joins Algonquin from Southwest Gas Holdings, Inc. (NYSE: SWX), where he served for the last three years as Senior Vice President and Chief Financial Officer. During his tenure, he was central to Southwest Gas Holdings’ transformation into a well-capitalized, fully regulated natural gas business through the $1.5 billion divestiture of the MountainWest pipeline, the initial public offering of Southwest Gas Holdings’ utility infrastructure services business, Centuri Holdings, Inc. (NYSE: CTRI), followed by the execution of $1.35 billion in combined secondary sell-downs and private placements of Centuri stock leading to the full exit of Southwest Gas Holdings from Centuri. Prior to Southwest Gas, Mr. Stefani served for four years as Senior Vice President, Chief Financial Officer and Treasurer of PECO Energy, an Exelon Corporation (NASDAQ: EXC) subsidiary, where he managed a nearly $2 billion annual combined capital and O&M budget, led financial strategy, assisted the development of rate case filings, and managed capital markets activity. Earlier in his career, he held leadership roles in corporate development and M&A at Exelon, executing transactions including the $6.8 billion acquisition of Pepco Holdings. His background also includes strategic investment roles at Caterpillar Inc. (NYSE: CAT) and investment banking positions at Marathon Capital and Citigroup (NYSE: C), specializing in the energy and industrial sectors. Mr. Stefani began his career as an officer in the United States Navy. He holds a Bachelor of Business Administration in Accounting from the University of Notre Dame and a Master of Business Administration from the University of Texas at Austin (McCombs School of Business).
“Rob brings an exceptional blend of financial discipline, capital markets expertise, and strategic leadership to Algonquin,” said Rod West, Chief Executive Officer of Algonquin. “His proven ability to navigate complex financial transitions, optimize balance sheets, and lead teams through transformative change positions him well to successfully execute our strategic priorities and continue strengthening our foundation for sustainable growth.”
“I am honored to join Algonquin at this important moment in its journey,” said Mr. Stefani. “I look forward to partnering with Rod and his executive leadership team to advance Algonquin’s financial strategy, support capital discipline, and deliver value to our shareholders, customers, and employees across the communities it serves.”
Until January 5, 2026, Brian Chin will continue to act as Interim Chief Financial Officer. ”I wish to express our sincerest gratitude to Brian for his significant and ongoing contributions as Interim Chief Financial Officer,” said Mr. West. “Brian will remain with us as a key investor-facing leader, supporting a seamless transition.”

About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations and Interim Chief Financial Officer
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “seek” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected impact and outcomes of the appointment of Robert Stefani as Chief Financial Officer of the Company; and Brian Chin’s future role with the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Annual

Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2024, and Management Discussion and Analysis for the three and six months ended June 30, 2025, each of which is available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.